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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                                  Commission File Number 1-12748

                           NOTIFICATION OF LATE FILING

(Check One:) |X|  Form 10-K     | | Form 11-K   | | Form 20-F   | | Form 10-Q
| |  Form N-SAR
                        For Period Ended: MARCH 31, 2000

| |  Transition Report on Form 10-K        | |  Transition Report on Form 10-Q
| |  Transition Report on Form 20-F        | |  Transition Report on Form N-SAR
| |  Transition Report on Form 11-K
     For the Transition Period Ended: ________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  CHESAPEAKE BIOLOGICAL LABORATORIES, INC.

Former name if applicable:  INAPPLICABLE

Address of principal executive office: 1111 SOUTH PACA STREET, BALTIMORE, MARYLAND 21230-2591

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
|X| date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. INAPPLICABLE.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was engaged in a business turnaround during its fiscal year ended March 31, 2000. During this year, the Registrant increased substantially the range of services provided and the number of customer contracts, as well as completed its first full year in its new commercial facility. The Registrant's business is evolving from providing only development services for process-sensitive biopharmaceutical products to providing a full range of biopharmaceutical and pharmaceutical product development and commercial manufacturing services. As a result of this turnaround, the Registrant's revenues increased by approximately 60% from the prior fiscal year, and net income increased to about $2.4 million from a net loss of about $5.4 million from the prior fiscal year. The Registrant intends to file the Form 10-K promptly after the required information is complete, and in any event by July 13, 2000.


                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             JOHN T. JANSSEN, CFO AND TREASURER         (410) 843-5000
                           (Name)                      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   | | No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   | | No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Subject to the completion of its audited financial statement, the Registrant's results from operations for the fiscal year ended March 31, 2000 will vary from the fiscal year ended March 31, 1999 as follows:

         Revenues for fiscal year 2000 increased by approximately 60% over fiscal year 1999 revenues to about $10.8 million from about $6.7 million. The increase was primarily the result of the increased range of services provided and the number of customer contracts, as well as the Registrant completing its first full year in its new commercial facility. Earnings from operations were about $1.1 million compared to an operating loss, net of restructuring charges, of about $3.6 million for the prior year period and net income for fiscal year 2000 was about $2.4 million compared to a loss (including restructuring charge) of about $5.4 million, for the prior fiscal year. The increases in operating income and net income were primarily due to increased customer demand and the Registrant's sales and marketing activities.





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CHESAPEAKE BIOLOGICAL LABORATORIES, INC.
(Name of Registrant Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  June 29, 2000                  By:   /s/ THOMAS P. RICE
                                           -------------------------------------
                                           Thomas P. Rice
                                           Chief Executive Officer and President














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